GENERAL MINERALS CORPORATION
Suite 880, 580 Hornby Street
Vancouver, BC V6C 3B6
Tel: (604) 684-0693 Fax: (604) 684-0642

October 3, 2005

Office of International Corporate Finance
Securities and Exchange Commission

450 Fifth Street, NW
Washington, DC 20549
USA

Mail Stop 3-2

Dear Sirs and Mesdames:

Re: General Minerals Corporation (the "Company")
File No: 82-34810; Rule 12g3-2(b)

The Company hereby encloses the following listed documents (Schedule "A"), which the Company has made public for the month of September, 2005, pursuant to the laws of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland, for filing with the Securities and Exchange Commission pursuant to Rule 12g3-2(b).

We trust that the information included in this package is complete, should you require further information or have any questions or comments please contact the undersigned.

Yours truly,

GENERAL MINERALS CORPORATION
Per:

William D. Filtness
Chief Financial Officer

WDF:mk
Enclosures

dlw 10/5

SCHEDULE "A"
GENERAL MINERALS CORPORATION
(the "Issuer")

1. News Releases

(a)	General Minerals Corporation Initiates Exploration Program in Northern Mexico and Establishes Mexican Subsidiary Company	September 15, 2005
(b)	General Minerals Corporation Announces Start of Drilling at the Malku Khota Silver Project in Bolivia	September 28, 2005

2. Filings with the Toronto Stock Exchange

(a) All news releases referred to under Item 1

GENERAL MINERALS CORPORATION

FOR IMMEDIATE RELEASE: 05-09

General Minerals Corporation Initiates Exploration Program in Northern Mexico and Establishes Mexican Subsidiary Company

Trading Symbol: GNM-TSX
Webpage: www.generalminerals.com
SEC 12g3-2(b): 82-34810

September 15, 2005

General Minerals Corporation ("GMC") is pleased to announce that it has now established a subsidiary company in the northern State of Sonora, Mexico and has staked six properties covering approximately 9,600 hectares. The name of the new company is Minera Genminmex S.A. de C.V. Initial results from geology and sampling in recent months are encouraging, with a large copper, gold-bearing, "porphyry related", tourmaline-sericite hydrothermal system being mapped at one site. Grab samples have assayed up to 4 gpt gold, with anomalous copper and other metal values. The assay work on the grab samples was performed by the ALS Chemex laboratory in Vancouver, BC using the Atomic Absorption and Fire Assay methods. The ALS Chemex laboratory is a ISO 9001 certified facility. Another property exhibits several square kilometers of quartz-sericite-pyrite alteration and scattered copper showings. Other land positions are gravel-covered, pediment exploration targets with varying amounts of favorable geochemical and geological features in adjacent outcrop. The Company moved into northern Mexico because the good "porphyry copper" geology found in Arizona and New Mexico does not stop at the US border with Mexico, and because the Company was fortunate enough to be able to put together a superior team of geologists/landmen experienced in the geology and exploration of the region. The team is headed up by Dr. William A. Rehrig, who has had considerable exploration experience and success in the state of Sonora, Mexico where GMC is currently focusing its efforts.

Ralph Fitch, President of GMC, stated that "...we have felt that an exploration program in northern Mexico is a natural extension of our experience and success with our program in southern Arizona. We now have the two joint ventures with Teck Cominco and BHP Billiton on our porphyry copper prospects in southern Arizona at the Monitor and Dragoon properties, respectively. Our experience in the region now coupled with the experience of Bill Rehrig places us in an excellent position to develop properties of merit in Mexico. We will continue with our plan of then showing the properties at the appropriate stage of exploration to prospective joint venture partners."

General Minerals Corporation is an international minerals exploration company focusing its activities in North and South America. The Company has six properties in the US, three in Bolivia, one in Chile as well as six in Mexico. The target mineralization is copper, silver and gold. The Company currently has four properties that are under option to other companies: Malku Khota (Bolivia) with SILEX Bolivia S.A., a Bolivian subsidiary of Apex Silver Mines Ltd.; Escalones (Chile) with the Phelps Dodge Chilean subsidiary, Minera Aurex (Chile) Limitada; Monitor (USA) with Teck Cominco Ltd.; and Dragoon (USA) with BHP Billiton. The Company also assists other groups of entrepreneurial geologists through equity investment to form companies and develop early stage exploration projects with discovery potential. Two of these companies, Foundation Resources Ltd. and Afghan Minerals Inc., were established in 2004 where the primary country focus has been in Mongolia and Afghanistan, respectively.

Certain statements contained herein constitute "forward-looking statements". Forward-looking statements look into the future and provide an opinion as to the effect of certain events and trends on the business. Forward-looking statements may include words such as "plans," "intends," "anticipates," "should," "estimates," "expects," "believes," "indicates," "targeting," "suggests" and similar expressions. These forward-looking statements are based on current expectations and entail various risks and uncertainties. Actual results may materially differ from expectations, if known and unknown risks or uncertainties affect our business, or if our estimates or assumptions prove inaccurate. The Company assumes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or any other reason.

For further information, please contact:
Richard Doran
Vice President, Investor Relations
Tel: (303) 584-0606
Fax: (303) 758-2063
E-mail: ddoran@generalminerals.com

GENERAL MINERALS CORPORATION

FOR IMMEDIATE RELEASE: 05-10

General Minerals Corporation Announces Start of Drilling at the Malku Khota Silver Project in Bolivia

September 28, 2005

Trading Symbol: GNM-TSX
Webpage: www.generalminerals.com
SEC 12g3-2(b): 82-34810

General Minerals Corporation ("GMC") is pleased to announce that SILEX Bolivia S.A., a Bolivian subsidiary of Apex Silver Mines Ltd. (collectively "Apex Silver") has commenced drilling at the Malku Khota silver project in west central Bolivia. The original program announced on August 29 (see GMC PR05-07), consisting of approximately 2,500 metres of diamond core drilling, has increased because Apex Silver has recently extended the original silver mineralized zone, Limosna Hill, further to the north to include two new target areas.

These new target areas are known as Malku Khota and Warra Warra. Malku Khota is approximately 400 metres long by 100 metres wide and Warra Warra is approximately 1.5 kms long and varies in width from 100 metres to 300 metres. The drilling program will be expanded to test these zones. Apex Silver now anticipates that the initial drill program will consist of between 10-20 diamond drill holes. Drilling will start at the Limosna Hill area where GMC previously reported a zone of interest with 1.4 km of strike within the host sandstone unit. Within this zone, samples from within a series of old tunnels averaged 395 gpt silver over 130 metres true width which were reported on June 6, 2005 (see GMC PR05-06).

General Minerals Corporation is an international minerals exploration company focusing its activities in North and South America. The Company has six properties in the US, three in Bolivia, one in Chile as well as six in Mexico. The target mineralization is copper, silver and gold. The Company currently has four properties that are under option to major mining companies. In addition to the Malku Khota project that has been optioned to Apex Silver the Company has optioned the following three projects:

Escalones (Chile) with the Phelps Dodge Chilean subsidiary, Minera Aurex (Chile) Limitada;

Monitor (USA) with Teck Cominco Ltd.;

Dragoon (USA) with BHP Billiton.

The Company also assists other groups of entrepreneurial geologists through equity investment to form companies and develop early stage exploration projects with discovery potential. Two of these companies, Foundation Resources Ltd. and Afghan Minerals Inc., were established in 2004 where the primary country focus has been in Mongolia and Afghanistan, respectively.

Certain statements contained herein regarding Apex Silver's planned drilling program constitute "forward-looking statements". These forward-looking statements are based on current expectations based on discussions between the Company and Apex Silver. The nature and extent of the planned drill program may materially change from current intentions for a number of reasons, including if the results

of early drilling differ from expectations. The Company assumes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or any other reason

For further information, please contact:
Richard Doran
Vice President, Investor Relations
Tel: (303) 584-0606
Fax: (303) 758-2063
E-mail: ddoran@generalminerals.com